UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue, Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Vessel Acquisition Agreements

Imperial Petroleum Inc. (the “Company”) has entered into agreements to acquire one South Korean-built, in 2010, product tanker with 50,000 dwt capacity, for a purchase price of $20.65 million and three Japanese-built handysize drybulk carriers, two in 2016 and one in 2015, with a total capacity of approximately 105,000 dwt, for an aggregate purchase price of $57.26 million, from entities affiliated with Brave Maritime Corp Inc. The transactions with Brave Maritime, which is affiliated with members of the Vafias family, was approved by the independent directors of the Company, which obtained independent valuations of the vessels.

The vessels are expected to be delivered between the second quarter and third quarter of 2026. The Company has the option to pay for the vessels one year after the date of each respective purchase agreement, without interest. Following these vessel deliveries, and assuming no further acquisitions or dispositions, the Company’s fleet will total 26 vessels of approximately 1.55 million dwt aggregate capacity.

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This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-266031) and Registration Statements on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2025

IMPERIAL PETROLEUM INC.

By:	/s/ Ifigenia Sakellari
Name:	Ifigenia Sakellari
Title:	Interim Chief Financial Officer